

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 18, 2022

Marc Angell
Chief Executive Officer, Director and Principal Financial Officer
The Marquie Group, Inc.
7901 4th Street North
Suite 4000
St. Petersburgh, FL 33702

> **Re: Marquie Group, Inc.**
> **Amendment No. 1 to Form 10-K for the fiscal year ended May 31, 2021**
> **Form 10-Q for the fiscal period ended November 30, 2021**
> **File No. 000-54163**

Dear Mr. Angell:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the fiscal year ended May 31, 2021

Report of Independent Registered Public Accounting Firm, page 14

1. Please amend to include a properly dated report from your independent auditor. Refer to Rule 2-02(a)(1) of Regulation S-X.

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 33

2. We note your reference to lack of segregation of duties in your disclosure control and procedures discussion, which appears to indicate that you have a material weakness in your controls. If true, please revise your internal control over financial reporting disclosures to include a discussion of such weakness and clearly identify it as a material weakness. Refer to Item 308(a)(3) of Regulation S-K.

General

3.   We note that you amended and restated your Articles of Incorporation in December 2018 to change your name from Music of Your Life to The Marquie Group, Inc.; however, you continue to refer to Music of Your Life in footnote 1 to the financial statements, on the signature page and in your Section 302 and Section 906 certifications. Please revise.

Form 10-Q for the fiscal period ended November 30, 2021

Exhibits

4.   Please revise to refer to both disclosure controls and procedures and internal control over financial reporting in the introductory language in paragraph 4 in your Section 302 certifications. Refer to Item 601(b)(31) of Regulation S-K.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology